United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

February 2019

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-   .)

Table of Contents:

Press Release	3
Signature Page	4

Press Release

Vale informs about Mar Azul mine tailings dam risk report

Rio de Janeiro, February 17th, 2019 – Vale S.A. (Vale) announces that the Emergency Action Plan for Mining Dams (PAEBM) for the B3/B4 dam at the Mar Azul mine, in Nova Lima, Minas Gerais, was escalated to Level 2 on Saturday evening (February 16th). This decision was made as a precautionary measure after the company reviewed data from analysis reports from specialized advisory firms. It is worth emphasizing that the structure is inactive and this preventive measure will not impact production volumes.

For safety reasons, Vale is removing about 200 people from an area comprising 49 buildings (homes and commercial buildings) in the region of Macacos, located 25 km from Belo Horizonte. The company is conducting the work with support of Civil Defense and other relevant authorities.

The evacuees are being assisted and registered at the community center, where they will receive additional information. Subsequently, Vale will accommodate them in hotels in the region.

Vale will provide all support and assistance until the situation stabilizes.

For further information, please contact:
+55-21-3485-3900
Andre Figueiredo: andre.figueiredo@vale.com
Andre Werner: andre.werner@vale.com
Carla Albano Miller: carla.albano@vale.com
Fernando Mascarenhas: fernando.mascarenhas@vale.com
Samir Bassil: samir.bassil@vale.com
Bruno Siqueira: bruno.siqueira@vale.com
Clarissa Couri: clarissa.couri@vale.com
Renata Capanema: renata.capanema@vale.com

This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM), and the French Autorité des Marchés Financiers (AMF), and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ André Figueiredo
Date: February 17th, 2019		Director of Investor Relations